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                             July 27, 2023

       Sze Ho Chan
       Chief Executive Officer
       Garden Stage Limited
       Room 201, 2/F, China Insurance Group Building
       141 Des Voeux Road Central
       Central, Hong Kong

                                                        Re: Garden Stage
Limited
                                                            Registration
Statement on Form F-1
                                                            Filed June 30, 2023
                                                            File No. 333-273053

       Dear Sze Ho Chan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed June 30, 2023

       General

   1. We note your response to comment 1 and reissue in part. Please refrain from using terms
                                                        such as    we,
us,       our,       our company,    and    our business    when describing
activities
                                                        or functions of the
operating subsidiaries. We note that on the cover page you define
                                                           Company,
Garden Stage,       we,       us    and    our    to refer to Garden Stage but
on page 2
                                                        you define    we,
us,       our    and    Group    to mean Garden Stage and its
                                                        subsidiaries. Please
revise the definition on page 2 and throughout the document provide distinct references for
the holding company, subsidiaries, and other entities so that it is clear to investors
which entity the disclosure is referencing and which subsidiaries or entities are conducting
the business operations.
 Sze Ho Chan
FirstName  LastNameSze
Garden Stage  Limited Ho Chan
Comapany
July       NameGarden Stage Limited
     27, 2023
July 27,
Page  2 2023 Page 2
FirstName LastName
2. We note your disclosure on the prospectus cover page and elsewhere that "the Trial
         Measures have not come into effect as of the date of this prospectus." Because the Trial
         Measures came into effect on March 31, 2023, please revise throughout to so state.
3. We note your response to comment 3 and reissue in part. Your definitions of "PRC laws and regulations" or "PRC laws" on the cover page and page 2 of the prospectus continue to include a carve out limiting the description of such laws and regulations to the laws and regulations of Mainland China only. Please revise your definition of "PRC laws and regulations" and "PRC laws" throughout the prospectus to include Hong Kong and
         Macau. Where appropriate, you may describe PRC law and then explain how commensurate laws in Hong Kong and Macao differ from PRC law and describe any risks and consequences to the company associated with those laws.
Corporate Structure, page 8

4. We note the post-reorganization/offering organizational chart on page 8 and that you removed the organizational chart depicting your structure prior to the offering. Please add back your pre-offering organizational chart here and on page 66 in the same way as it appeared in your prior filing.
Dilution, page 63

5. Please tell us and revise your disclosure to explain and reconcile the components of the calculation of the $9.8 million pro forma as adjusted net tangible book value at March 31,
         2023.
Principal shareholders and selling shareholder, page 140

6. Please revise footnote (3) to the beneficial ownership table to identify the person or group of people who have the voting and dispositive control over the shares held by Oriental
         Moon Tree Limited.
Exhibits

7. We note your disclosure that Guangdong Wesley Law Firm advised you on the application of the Trial Measures and that Exhibit 23.3 titled "Consent of Guangdong
         Wesley Law Firm, PRC counsel to the Registrant" is dated October 18, 2022. We further note that statements attributable to counsel regarding subsequent developments after the
         Trial Measures came into effect on March 31, 2023 have been added to the most recent amendment to your registration statement. Please file an updated opinion and consent of counsel.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Sze Ho Chan
Garden Stage Limited
July 27, 2023
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Lory Empie at (202) 551-3714 or Robert Klein at (202) 551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or Tonya Aldave at (202) 551-3601 with any other questions.



                                                           Sincerely,
FirstName LastNameSze Ho Chan
                                                           Division of
Corporation Finance
Comapany NameGarden Stage Limited
                                                           Office of Finance
July 27, 2023 Page 3
cc:       Yarona L. Yieh, Esq.
FirstName LastName